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                            November 5, 2020

       Thomas M. Siebel
       Chief Executive Officer
       C3.ai, Inc.
       1300 Seaport Blvd, Suite 500
       Redwood City, CA 94063

                                                        Re: C3.ai, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
23, 2020
                                                            CIK No. 0001577526

       Dear Mr. Siebel:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated October 15, 2020.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 1. Please disclose on the cover page that you will qualify as a
controlled company following the offering but that you do not intend to rely on any
available corporate governance exemptions.
       Prospectus Summary, page 1

   2. In response to prior comment 2, you state that the calculated economic benefit to your customers is based on
your internal estimates and feedback from your customers. Please disclose the underlying
assumptions and limitations of your data. Discuss the number of customers that were
surveyed and the time period in which the feedback was collected.
 Thomas M. Siebel
C3.ai, Inc.
November 5, 2020
Page 2
         Discuss how you calculated the internal estimates, the time period for your projections, and whether the projections reflect the economic benefit to all customers or are limited to your lighthouse customers.
3. Please quantify the portion of your revenue attributable to lighthouse customers. Confirm that the customers listed in the chart on page 3 are current lighthouse customers.
4. Please provide appropriate context regarding your revenue growth chart on page 2 by disclosing the net loss for each period that you present in the chart. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metric, page 64

5.       We have reviewed your response to prior comment 7. The RPO for Baker
Hughes
         appears to be important and material information necessary for an understanding and evaluation of the Company and this metric. Please tell us why you do not intend to report
         RPO for Baker Hughes and by customer in your future filings. We refer you to Section
         III.B of SEC Interpretive Release 33-8350.
Grow Our Go-to-Market and Partnership Ecosystem, page 66

6. It is not readily clear how the July 31, 2020 Baker Hughes' minimum revenue commitments of $270.9 million disclosed on page 66 reconciles to the June 2020 annual commitments as modified disclosed on the same page. Please advise or revise.
Business
Outsized Average Total Contract Value, page 99

7. We have reviewed your response to prior comment 6. Please clarify the difference
         between    outsized average total contract value    and    average new
contract value   . Please
         similarly revise to clarify the difference on page 3 of the filing. Business
Sales Alliances, page 123

8. You disclose in this section that you have recently entered into a strategic alliance with Fidelity National Information Systems and a partnership with Microsoft and Adobe.
         Please tell us what consideration you have given to filing your agreements with these companies as exhibits. Refer to Item 601(b)(10)(i)(A) of Regulation S-K.
Index to Consolidated Financial Statements, page F-1
FirstName LastNameThomas M. Siebel
9. In view of the materiality of the Baker Hughes related party transactions, revise to state
Comapany    NameC3.ai,on
       the transactions  Inc.
                           the face of the consolidated balance sheets,
consolidated statements of
       operations
November    5, 2020and cash
                    Page 2 flows. See Rule 4-08(k) of Regulation S-X. FirstName LastName
 Thomas M. Siebel
FirstName
C3.ai, Inc. LastNameThomas M. Siebel
Comapany 5,
November    NameC3.ai,
               2020     Inc.
November
Page 3      5, 2020 Page 3
FirstName LastName
General

10. Please provide us with a breakdown of all stock options granted during the year preceding the most recent balance sheet date and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
         Please also address any difference between the most recent fair values and the midpoint of your IPO offering range.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson,
Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-
3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Calise Cheng